UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                               :
          In the Matter of                     : CERTIFICATE PURSUANT TO
                                               :         RULE 24
     ENTERGY LOUISIANA, INC.                   :
                                               :
          File No. 70-9141                     :
                                               :
 (Public Utility Holding Company Act of 1935)  :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy
Louisiana, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated March 12, 1998 and March 26, 2002.

           On March 27, 2002, the Company issued and sold, by negotiated public offering, to Morgan Stanley & Co. Incorporated, as underwriters, $150,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 7.60% Series due April 1, 2032 ("Bonds"), issued pursuant to the Fifty-sixth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(d) - Execution  form  of  Fifty-sixth
                           Supplemental Indenture relating  to  the
                           Bonds.

          Exhibit B-2(d) - Execution  form  of  Underwriting
                           Agreement relating to the Bonds.

          Exhibit C-3(d) - Copy of the Prospectus being used
                           in connection with the sale of the Bonds
                           (previously  filed in  Registration  No.
                           333-93683 and incorporated herein by reference).

          Exhibit F-1(f) - Post-effective opinion of Mark G.
                           Otts,  Senior  Counsel -  Corporate  and
                           Securities of Entergy Services, Inc., counsel for the Company.

          Exhibit F-2(f) - Post-effective opinion of  Thelen
                           Reid  &  Priest  LLP,  counsel  for  the
                           Company.

           IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 4th day of April, 2002.


                                 ENTERGY LOUISIANA, INC.



                                 By:  /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer